UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                                  Navtech, Inc.
                          (formerly Compuflight, Inc.)
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   63935 10 0
                                 (CUSIP Number)

                              Fred S. Skolnik, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 14, 2000
             (Date of Event Which Requires Filing of This Statement)

                  If the  Filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.         63935 10 0                                  Page 2 of 6 Pages

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Duncan Macdonald

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[  ]   (b)[   ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada


 NUMBER OF  SHARES                    7    SOLE VOTING POWER
                                            200,000

 BENEFICIALLY  OWNED BY               8    SHARED VOTING POWER
                                            304,251

 EACH  REPORTING                      9    SOLE DISPOSITIVE POWER
                                            200,000

 PERSON  WITH                       10  SHARED DISPOSITIVE POWER
                                            304,251

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  504,251

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.1%

14       TYPE OF REPORTING PERSON*

         IN


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Item 1.           Security and Issuer.

         The Reporting Person is making this statement in reference to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Navtech, Inc., formerly Compuflight, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2400 Garden Road, Monterey, California 93940.

Item 2.           Identity and Background.

         The  Reporting  Person  is  making  this  statement  pursuant  to  Rule
13d-1(a).

         (a)      Name:

                  Duncan Macdonald

         (b)      Residence or business address:

                  275 Slater Street
                  Suite 2002
                  Ottawa, Ontario, Canada K1P 5H9

         (c) The Reporting Person serves as Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

         (d) The Reporting Person has not been convicted in a criminal proceeding in the last five years.

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of Canada.

Item 3.           Source and Amount of Funds or Other Consideration.

         See Item 4 hereof.

Item 4.           Purpose of Transaction.

         On August 9, 1995, the Issuer granted the Reporting Person an option to purchase up to 200,000 shares of Common Stock of the Issuer at an exercise price of $.625 per share (the "Option"). The Option became exercisable in full on January 14, 2000 and such Option expires on August 9, 2000.


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




         On January 14, 2000, the principal amount of a loan made to the Issuer by St. Andrews Capital Limited Partnership ("St. Andrews"), an entity controlled by the Reporting Person, became convertible, effective February 1, 2000, into shares of Common Stock of the Issuer at a conversion price of $.375 per share (the "Loan"). As of January 14, 2000, the outstanding principal amount of the Loan was $114,094. Such principal amount is convertible, effective February 1, 2000, into 304,251 shares of Common Stock of the Issuer. The Loan bears interest at the rate of 10% per annum and is to be repaid in monthly installments through September 30, 2001. As installments of principal are paid, the number of shares issuable upon conversion of the principal amount will be reduced. St. Andrews used funds invested in St. Andrews to make the Loan.

         Subject to and depending upon prevailing market prices, the Reporting Person may choose to exercise the Option, cause St. Andrews to convert the Loan into shares of Common Stock and/or purchase shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions, the Reporting Person may determine to dispose of in the open market, in privately negotiated transactions with third parties, or otherwise, shares of Common Stock acquired by him.

         As Chairman of the Board of Directors and Chief Executive Officer of the Issuer in carrying out the Issuer's future growth strategy, the Reporting Person intends to continue to investigate possible business combinations aimed at improving the operating efficiencies of the Issuer, and complementary product lines or market regions, and ultimately enhancing shareholder value. These business combinations may include mergers and acquisitions of businesses or technologies, as well as strategic technology and marketing alliances.

Item 5.           Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 504,251 shares of Common Stock. Such amount represents (i) 200,000 shares issuable upon the exercise of the Option and (ii) a maximum of 304,251 shares issuable upon the conversion by St. Andrews of the outstanding principal amount of the Loan. The shares beneficially owned represent 20.1% of the total shares of Common Stock of the Issuer outstanding as of December 31, 1999.

         The percentage for the Reporting Person was calculated using as the denominator the sum of (i) the 200,000 shares of Common Stock issuable upon the exercise of the Option, (ii) the 304,251 shares of Common Stock issuable upon the conversion of the outstanding principal of the Loan and (iii) the 2,001,980 shares of Common Stock of the Issuer outstanding as of December 31, 1999.

         (b) The Reporting Person has sole voting and dispositive power with respect to 200,000 shares of Common Stock of the Issuer and shared voting and dispositive power with respect to the 304,251 shares of Common Stock beneficially owned by St. Andrews. The business address of St. Andrews is 275 Slater Street, Suite 2002, Ottawa, Ontario, Canada K1P 5H9. St. Andrews is an investment limited partnership. St. Andrews has not been convicted in a criminal proceeding in the last five years. St. Andrews has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting


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in a  judgment,  decree  or final  order  enjoining  future  violations  of,  or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. St. Andrews was organized under the laws of the state of California.

         (c)      None.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 4 hereof.

Item 7.           Material to be Filed as Exhibits.

         (1) Stock Option Agreement, dated as of August 9, 1995, by and between the Issuer and the Reporting Person. *

          * Filed as Exhibit 10(S) to Issuer's Annual Report on Form 10-KSB for the year ended October 31, 1994.




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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 21, 2000

                                                  /s/ Duncan Macdonald
                                                  -----------------------------
                                                    Duncan Macdonald








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